X-17A-5 Amendment AM 6/21/0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02022757

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 34953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J.P. Morgan Securities of Texas, INc.

OFFICIAL USE ONLY
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 11 2002 DIVISION OF MARKET REGULATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Travis Street
(No. and Street)

Houston, (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Knell (713) 216-5805
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900 (Address) Houston, (City) Texas (State) 77002 (Zip Code)

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 6/27/2002

AM 6/27/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Terry Knell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Securities of Texas, Inc., as of December 31, ~~XX~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Terry L Knell
Signature

Financial Operations Principal & VP
Title

Terri L. Simmons
Notary Public

TERRI L. SIMMONS
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 7-11-2005

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P. Morgan Securities of Texas, Inc. **Schedule I**
(An indirect wholly-owned subsidiary of J. P. Morgan Chase & Co.)
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2001

Net capital:	
Total stockholder's equity	$ 92,762,393
Nonallowable assets:	
Excess of funds on deposit with affiliates	4,907,590
Interest receivable	7,226
12B-1 fees receivable	185,229
Affiliate receivables	1,820,386
Prepaid expenses	75,199
Securities owned segregated for collateral on Euro clearance	9,973,000
Restricted cash equivalent	991,000
Total deductions	17,959,630
Net capital before haircuts on security positions	74,802,763
Haircuts on security positions:	
Municipal obligations	109,766
Not readily marketable securities	1,819,800
U.S. government obligations	3,777
Corporate obligations	15,937
Other securities	7,500
	1,956,780
Net capital	$ 72,845,983
Aggregate indebtedness	$ 24,580,553
Percent of aggregate indebtedness to net capital	.34 to 1
Minimum net capital requirement	$ 2,312,744
Excess net capital	$ 70,533,239
Reconciliation with Company's computation (included in Part II of Form X-17A-5(a) as of December 31, 2001)	
Net capital, as reported in Company's Part II unaudited FOCUS report	$ 73,940,047
Nonallowable assets erroneously reported as allowable:	
Excess of funds on deposit with affiliates	(129,687)
Audit adjustment to record restructuring expenses	(1,000,433)
Other audit adjustments, net	36,056
Net capital per above	$ 72,845,983

J.P. Morgan Securities of Texas, Inc.

Schedule II

(An indirect wholly-owned subsidiary of J. P. Morgan Chase & Co.)
Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3
December 31, 2001

Credit balances:	
Free and other customers' securities accounts	$ 1,853,295
Customer securities failed to receive	200,000
	2,053,295
Debit balances	-
Excess of total credits over total debits	$ 2,053,295
Actual reserve:	
Amounts held on deposit in Reserve Bank Accounts at December 31, 2001	$ 23,372,723
Amounts of withdrawals of qualified securities subsequent to December 31, 2001	-
Amounts held on deposit in Reserve Bank Accounts subsequent to December 31, 2001 per the unaudited FOCUS report	$ 23,372,723

There are no material differences between the amounts reported above and those included in the Company's December 31, 2001 unaudited FOCUS report as filed on January 25, 2002.

J.P. Morgan Securities of Texas, Inc.

Schedule III

(An indirect wholly-owned subsidiary of J. P. Morgan Chase & Co.)
Information Relating to Possession and Control Requirement
Pursuant to SEC Rule 15c3-3
December 31, 2001

1. Customer's fully paid securities and excess margin securities not in respondent's possession or control as of December 31, 2001, for which instructions were issued as of December 31, 2001 but for which the required action was not taken by respondent within the time frames specified under SEC Rule 15c3-3	$ -
a. Number of items	-
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
a. Number of items	-

There are no material differences between the amounts reported above and those included in the Company's December 31, 2001 unaudited FOCUS report as filed on January 25, 2002.